Exhibit 17.3

VIA EMAIL and Overnight Delivery

Frequency Electronics, Inc.
55 Charles Lindbergh Blvd.
Mitchel Field, NY 11553
Attention:	Martin Bloch, President Corporate Secretary

September 20, 2017

Re: Form of 8-K of Frequency Electronics, Inc. (the “Company”)

I have reviewed Item 5.02(a) of the Company’s Form 8-K filed with the SEC as of September 18, 2017 and which became available on EDGAR this morning.

I note that the body of the Company’s Form 8-K does not contain a description of the circumstances representing the disagreement that caused my resignation as required by Item 5.02(a) of Form 8-K. As you know, those circumstances are included, among other things, in my letter of September 12, 2017. Pursuant to Item 5.02(a)(3) of Form 8-K, I hereby advise you that I cannot at this time agree with the Company’s disclosure under Item 5.02(a) since no description of those circumstances is included in the body of the Form 8-K.

Regretfully sincere,

Ryan Levenson